UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Apollomics Inc.
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G0411D107
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Asia GP II, L.P. OrbiMed Advisors II Limited 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,533,158 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,533,158 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,158 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.7% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Includes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of presently exercisable warrants (“Warrants”).

(2)	This percentage is calculated based upon 89,530,790 Class A Ordinary Shares outstanding as set forth in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission on September 29, 2023, including the Warrants.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Asia GP II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,533,158 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,533,158 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,158 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 10.7% (2)
14		Type of Reporting Person (See Instructions) PN

(1)	Includes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of presently exercisable warrants (“Warrants”).

(2)	This percentage is calculated based upon 89,530,790 Class A Ordinary Shares outstanding as set forth in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission on September 29, 2023, including the Warrants.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Advisors II Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,533,158 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,533,158 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,533,158 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 18.1% (2)
14		Type of Reporting Person (See Instructions) CO

(1)	Includes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of presently exercisable warrants (“Warrants”).

(2)	This percentage is calculated based upon 89,530,790 Class A Ordinary Shares outstanding as set forth in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission on September 29, 2023, including the Warrants.

Item 1.  Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D (the “Statement”) filed by OrbiMed Advisors LLC, OrbiMed Asia GP, L.P., OrbiMed Asia GP II, L.P., OrbiMed Advisors Limited, and OrbiMed Advisors II Limited originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2023, as amended by Amendment No. 1 filed with the SEC on October 2, 2023 and Amendment No. 2 (“Amendment No. 2”) filed with the SEC on November 1, 2023. This Amendment No. 3 relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), with its principal executive offices located at 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404. The Class A Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “APLM”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 3 is being filed to report that the beneficial ownership of the outstanding Class A Ordinary Shares held by the Reporting Persons (as defined below) decreased by more than 1% since the last filing following the transactions described in Item 5(c) below.

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Asia GP II, L.P. (“OAP GP II”), and OrbiMed Advisors II Limited (“Advisors II”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OAP GP II, a Cayman Islands exempted limited partnership, is the general partner of a limited partnership, as more particularly described in Item 6 below. OAP GP II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors II, a Cayman Islands exempted company, is the general partner of OAP GP II, as more particularly described in Item 6 below. Advisors II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the advisory company of limited partnerships, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OAP GP II, and Advisors II are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II, and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through V has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

 The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of shares or otherwise, they may acquire shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 89,530,790 Class A Ordinary Shares outstanding as set forth in the Issuer’s Rule 424(b)(3) Prospectus, filed with the SEC on September 29, 2023, including certain presently exercisable warrants to acquire Class A Ordinary Shares.

As of the date of this filing, OrbiMed Asia Partners II, L.P. (“OAP II”) holds 9,483,158 Class A Ordinary Shares and 50,000 warrants to acquire Class A Ordinary Shares (“Warrants”), together constituting approximately 10.7% of the issued and outstanding Class A Ordinary Shares. OAP GP II is the general partner of OAP II pursuant to the terms of the limited partnership agreement of OAP II, Advisors II is the general partner of OAP GP II pursuant to the terms of the limited partnership agreement of Advisors II, and OrbiMed Advisors is the advisory company of OAP II pursuant to the terms of the limited partnership agreement of OAP II. As a result, OAP GP II, Advisors II, and OrbiMed Advisors share power to direct the vote and disposition of the Class A Ordinary Shares held by OAP II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Class A Ordinary Shares held by OAP II. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by OAP II.

In addition, OrbiMed Advisors, OAP GP II, and Advisors II, pursuant to their authority under the limited partnership agreement of OAP II, caused OAP II to enter into the agreements referred to in Item 6 below.

(c)

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
OAP II	November 16, 2023	Sold	6,700,000	$1.25

Except as disclosed above and in Amendment No. 2, none of the Reporting Persons have effected any transactions in any Class A Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP II is the general partner of OAP II, pursuant to the terms of the limited partnership agreement of OAP II and Advisors II is the general partner of OAP GP II pursuant to the terms of the limited partnership agreement of OAP GP II. Pursuant to this agreement and relationship, OAP GP II and Advisors II have discretionary investment management authority with respect to the assets of OAP II. Such authority includes the power to vote and otherwise dispose of securities held by OAP II. The number of outstanding Class A Ordinary Shares of the Issuer attributable to OAP II is 9,483,158 Class A Ordinary Shares and 50,000 Warrants. OAP GP II and Advisors II, pursuant to their authority under the limited partnership agreements of OAP II and Advisors II, respectively, may be considered to hold indirectly 9,483,158 Class A Ordinary Shares and 50,000 Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the advisory company of OAP II, pursuant to the terms of the limited partnership agreement of OAP II. Pursuant to these agreements and relationships, OrbiMed Advisors, OAP GP II, and Advisors II have discretionary investment management authority with respect to the assets of OAP II. Such authority includes the power of OAP GP II and Advisors II to vote and otherwise dispose of the securities held by OAP II. The number of Class A Ordinary Shares attributable to OAP II is 9,483,158 Class A Ordinary Shares and 50,000 Warrants. OrbiMed Advisors, pursuant to its authority under the terms of the limited partnership agreement of OAP II, may also be considered to hold indirectly 9,483,158 Class A Ordinary Shares and 50,000 Warrants.

Company Shareholder Voting Agreement

In addition, OAP II, the Issuer and certain other shareholders of the Issuer entered into a Company Shareholder Voting Agreement, a summary of which is set forth at Item 6 of the Statement.

Subscription Agreement

In addition, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, caused OAP II to enter into the Subscription Agreement, a summary of which is set forth at Item 6 of the Statement.

Warrant Agreement

In addition, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, caused OAP II to enter into a Warrant Agreement, a summary of which is set forth at Item 6 of the Statement.

Other than as described in this Amendment No. 3, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia GP II, L.P., and OrbiMed Advisors II Limited.
2.	Company Shareholder Voting Agreement, dated as of September 14, 2022, by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on November 22, 2022).
3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to Amendment 3 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).
4.	Form of Warrant Agreement (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ASIA GP II, L.P.

	By:	ORBIMED ADVISORS II LLC, its managing member

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ADVISORS II LIMITED

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Asia GP II, L.P. are managed by the executive officers and directors of OrbiMed Advisors II Limited, set forth in Schedule III attached hereto.

SCHEDULE III

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors II Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors II Limited

W. Carter Neild	Director	Director OrbiMed Advisors II Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors II Limited

David P. Bonita	Director	Director OrbiMed Advisors II Limited

Sunny Sharma Indian Citizen	Director	Director OrbiMed Advisors II Limited

David G. Wang	Director	Director OrbiMed Advisors II Limited

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors II Limited

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia GP II, L.P., and OrbiMed Advisors II Limited.
2.	Company Shareholder Voting Agreement, dated as of September 14, 2022, by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on November 22, 2022).
3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to Amendment 3 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).
4.	Form of Warrant Agreement (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).